UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

FUELSTREAM, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
35952M105
(CUSIP Number)
October 4, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

□ Rule 13d-1(b)

√ Rule 13d-1(c)

□ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for the reporting person’s initial filling on this form with respect to the class of securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

35952M105

CUSIP No.

1	NAMES OF REPORTING PERSONS 6961916 CANADA INC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 300,000 shares of common stock
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER 300,000 shares of common stock
	8	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REORTING PERSON 300,000 shares of common stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) Excludes certain shares [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.24%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS Lorne Kalisky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 300,000 shares of common stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 300,000 shares of common stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REORTING PERSON 300,000 shares of common stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) Excludes certain shares [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.24%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

ITEM 4.

(a)                NAME OF ISSUER:

Fuelstream, Inc.

(b)               ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

11650 State Street, Suite 240

Draper, Utah 84020

ITEM 5.

(a)                NAME OF PERSON FILING:

This statement is filed by:

(i) 6961916 CANADA INC

(ii) Lorne Kalisky

(b)               ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

(i) 6961916 CANADA INC: 6600 Decarie Blvd., Suite 220, Montreal, Quebec H3X 2K4

(ii) Lorne Kalisky: 6600 Decarie Blvd., Suite 220, Montreal, Quebec H3X 2K4

(c)                CITIZENSHIP:

(i) 6961916 CANADA INC: Canada

(ii) Lorne Kalisky: Canada

(d)               TITLE OF CLASS OF SECURITIES:

Common Stock

(e)                CUSIP NUMBER:

35952M105

ITEM 6.          STATEMENT FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b)

(a)                □ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)               □ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)                □ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)               □ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)                □ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)                □ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)                □ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)               □ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)                 □ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)                 □ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 7.          OWNERSHIP

(a)                6961916 CANADA INC

(i) Amount Beneficially Owned: 300,000 shares of common stock

(ii) Percent of Class: 19.24%

(iii) Number of shares as to which such person has:

(I)          sole power to vote or direct the vote 300,000 shares of common stock

(II)       shared power to vote or direct the vote N/A

(III)     sole power to dispose or to direct the disposition of 300,000 shares of common stock

(IV)    shared power to dispose or to direct the disposition of N/A

(b)               Lorne Kalisky

(i) Amount Beneficially Owned: 300,000 shares of common stock

(ii) Percent of Class: 19.24%

(iii) Number of shares as to which such person has:

(I)          sole power to vote or direct the vote N/A

(II)       shared power to vote or direct the vote 300,000 shares of common stock

(III)     sole power to dispose or to direct the disposition of N/A

(IV)    shared power to dispose or to direct the disposition of 300,000 shares of common stock

ITEM 8.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

ITEM 9.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

N/A

ITEM 10.      IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

ITEM 11.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

N/A

ITEM 12.      NOTICE OF DISSOLUTION OF GROUP:

N/A

ITEM 13.      CERTIFICATIONS:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2011

6961916 CANADA INC

By: /s/ Lorne Kalisky

Name: Lorne Kalisky

Title: President

LORNE KALISKY

By: /s/ Lorne Kalisky

Name: Lorne Kalisky

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement